SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

Sandridge Energy, Inc.
(Name of Issuer)

common stock, par value $0.001 per share
(Title of Class of Securities)

80007P869
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission on November 22, 2017, as previously amended (the “Schedule 13D”), by Icahn Partners Master Fund LP, Icahn Partners LP and affiliates, with respect to the shares of common stock, par value $0.001 per share (“Shares”), of Sandridge Energy, Inc. (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraphs at the end thereof:

On July 26, 2021, Icahn Agency Services LLC and IEP Energy Holding LLC, affiliates of the Reporting Persons, and the Issuer entered into an amendment (the “First Amendment”) to the Credit Agreement dated as of November 30, 2020 (the “Credit Agreement”), among the Issuer, as Borrower, IEP Energy Holding LLC, as Lender, and Icahn Agency Services LLC, as Administrative Agent. Pursuant to the First Amendment, the Issuer will be permitted to grant liens securing its obligations under swap contracts with certain counterparties to the extent such swap contracts are permitted under the Credit Agreement and approved by the Issuer’s board of directors. The description of the First Amendment is qualified in its entirety by reference to the full text of the First Amendment, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. First Amendment dated as of July 26, 2021 to the Credit Agreement dated as of November 30, 2020, among SandRidge Energy, Inc., as Borrower, IEP Energy Holding LLC, as Lender, and Icahn Agency Services LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8−K filed by the Issuer with the Securities and Exchange Commission on July 28, 2021).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2021

ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN ONSHORE LP
ICAHN OFFSHORE LP
ICAHN CAPITAL LP
IPH GP LLC

By: /s/ Irene March
Name: Irene March
Title: Executive Vice President

BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Accounting Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 25 to Schedule 13D – Sandridge Energy, Inc.]